EXHIBIT 99.44

Emerald Health Therapeutics Forms Partnership With HelloMD to Continue Expanding its Medical Cannabis Patient Program

New partner-integrated platform to further streamline patient access to medical advice, enhancing Emerald’s patient experience and driving medical expansion

VANCOUVER, British Columbia, Sept. 11, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF), a Canadian licenced producer of medicinal and recreational cannabis products, and HelloMD, a leading online cannabis healthcare company, have announced a partnership to further streamline and enhance Emerald’s patient onboarding experience.

As part of this new partnership, Emerald has integrated HelloMD's industry-leading turnkey virtual services and patient onboarding solutions into its program for medical cannabis patients. Patients are offered 7 days-a-week access to independent, practitioner-led advice regarding medical cannabis. Interested patients connect securely online with a licensed practitioner, and the process is free of charge for patients who use the online service via Emerald’s website.

“Emerald’s team is led by life sciences professionals who firmly believe that putting patient needs first is an integral part of our core values. Our new partnership with HelloMD further enhances our already first-rate onboarding experience, thereby leading to better outcomes and service for our valued patients,” said Riaz Bandali, Chief Executive Officer of Emerald. “Over the last twelve months, we have seen significant growth in the medical segment of our business, as more patients become aware of the diverse, high-quality products we offer. We expect this growth to further accelerate through our new partnership with HelloMD.”

Since its launch in 2015, HelloMD’s propriety platform has facilitated more than 100,000 virtual consults between medical cannabis patients and licensed practitioners.

“In today’s post-legalization climate, it is more important than ever that patients considering  medical cannabis have convenient access to a thorough consult with a licensed practitioner,” said Megan Henderson, Director, Marketing & Business Development for Canada at HelloMD. “We understand that barriers to entry still remain for qualified patients seeking solutions, hence our focus on user-friendly technology, real-time customer service and working closely with a patient-first organization like Emerald Health,” Henderson added.

About HelloMD

HelloMD has facilitated more than 100,000 virtual consults between medical cannabis patients and licensed practitioners. The company’s white-label solutions enable third parties to quickly deploy a turnkey virtual solution, complete with the technology, practitioners and support personnel required to improve their own patient onboarding processes.

For further information about HelloMD partners@hellomd.com,  https://www.hellomd.com
Media inquiries: Megan@hellomd.com

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis products, with strategic initiatives focused on differentiated, value-added product development for medical and adult-use customers supported by novel intellectual property, large-scale cultivation, extraction, and soft gel encapsulation, as well as unique marketing and distribution channels. Its 50%-owned Pure Sunfarms operation in British Columbia has reached its full run-rate annual production of approximately 75,000 kg in its first 1.1 million square-foot greenhouse Delta 3 operation; its second 1.1 million square-foot greenhouse is planned to be in full production by the end of 2020. Emerald’s two wholly-owned facilities in Quebec, a high-quality indoor growing and processing facility, and in British Columbia, an organic greenhouse and outdoor operation, are completing construction and are working toward final licensing extension. Emerald has also contracted for approximately 1,200 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost CBD. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

For more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include obtaining required regulatory approvals; production and processing capacity of various facilities; expansion of facilities; obtaining additional cultivation licenses and other permits; production at various facilities; receipt of hemp deliveries; entering into of strategic agreements; payments of amounts owed to and owed by Emerald; transplanting crops; obtaining final municipal approvals; assessment of cultivation and harvesting techniques; scale up of reliable, quality low-cost cannabis; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.